UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Sunesis Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

867328601

(CUSIP Number)

Judy Koh

Chief Financial Officer

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, California 94111

(415) 676-3830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 867328601

1	Names of reporting persons: BAY CITY CAPITAL FUND V, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 6,560,219 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 6,560,219 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 6,560,219 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 10.6%
14	Type of reporting person (see instructions): PN

(A)	Please see Item 5. This includes 4,894,387 shares of Common Stock and Warrants exercisable for a total of 1,665,832 shares of Common Stock.

13D

CUSIP No. 867328601

1	Names of reporting persons: BAY CITY CAPITAL FUND V CO-INVESTMENT FUND, L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0 SHARES OF COMMON STOCK
	8	Shared voting power: 6,560,219 SHARES OF COMMON STOCK (A)
	9	Sole dispositive power: 0 SHARES OF COMMON STOCK
	10	Shared dispositive power: 6,560,219 SHARES OF COMMON STOCK (A)
11	Aggregate amount beneficially owned by each reporting person: 6,560,219 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 10.6%
14	Type of reporting person (see instructions): PN

(A)	Please see Item 5. This includes 4,894,387 shares of Common Stock and Warrants exercisable for a total of 1,665,832 shares of Common Stock.

1	Names of reporting persons: BAY CITY CAPITAL MANAGEMENT V LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 6,560,219 SHARES OF COMMON STOCK (A)
	8	Shared voting power: 0 SHARES OF COMMON STOCK
	9	Sole dispositive power: 6,560,219 SHARES OF COMMON STOCK (A)
	10	Shared dispositive power: 0 SHARES OF COMMON STOCK
11	Aggregate amount beneficially owned by each reporting person: 6,560,219 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 10.6%
14	Type of reporting person (see instructions): OO

(A)	Please see Item 5. This includes 4,894,387 shares of Common Stock and Warrants exercisable for a total of 1,665,832 shares of Common Stock.

13D

CUSIP No. 867328601

1	Names of reporting persons: BAY CITY CAPITAL LLC
2	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
3	SEC use only:
4	Source of funds (see instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or place of organization: DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 6,560,219 SHARES OF COMMON STOCK (A)
	8	Shared voting power: 0 SHARES OF COMMON STOCK
	9	Sole dispositive power: 6,560,219 SHARES OF COMMON STOCK (A)
	10	Shared dispositive power: 0 SHARES OF COMMON STOCK
11	Aggregate amount beneficially owned by each reporting person: 6,560,219 SHARES OF COMMON STOCK (A)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
13	Percent of class represented by amount in Row (11): 10.6%
14	Type of reporting person (see instructions): OO

(A)	Please see Item 5. This includes 4,894,387 shares of Common Stock and Warrants exercisable for a total of 1,665,832 shares of Common Stock.

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Amendment No. 3 (the “Amendment”) to its Statement on Schedule 13D filed on April 13, 2009 (the “Statement”) on behalf of the Reporting Persons identified in Item 2 of the Statement pursuant to the Agreement With Respect To Schedule 13D attached to the Statement as Exhibit 7.1. This Amendment is being filed to reflect changes to the Reporting Persons’ ownership of the Issuer as a result of sales of the Issuer’s common stock by the Reporting Persons, as previously reported on the Reporting Persons’ Forms 4.

BCC is the manager of Bay City Capital Management V LLC (“Management V”), which is the general partner of Bay City Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), and Bay City Capital Fund V Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment V”). BCC is also an advisor to Fund V and Co-Investment V.

Item 3 is hereby amended to add the disclosure contained hereinafter. Item 5 of the Statement is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 14, 2011, the Issuer implemented a one-for-six reverse split of Common Stock (the “Reverse Split”). As a result of the Reverse Split, every six (6) shares of Common Stock were combined into one (1) share of Common Stock. In addition, the Reverse Split effected a reduction in the number of shares of Common Stock issuable upon the exercise of Warrants. Unless otherwise indicated, descriptions of transactions herein that occurred before the date of the Reverse Split do not reflect the effect of the Reverse Split on the number of shares of Common Stock and number of, and exercise price of, Warrants.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

As of the close of business on August 12, 2014, Fund V, Co-Investment Fund V, Management V and BCC owned directly and/or indirectly the following shares:

Reporting Person	Shares Held Directly	Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership(1)		Percentage Of Class(2)
Fund V	4,801,377	0		6,560,219	(5)	0		6,560,219	(5)	6,560,219	(5)	10.6%

Co-Investment V	91,495	0		6,560,219	(5)	0		6,560,219	(5)	6,560,219	(5)	10.6%

Management V(3)	0	6,560,219	(5)	0		6,560,219	(5)	0		6,560,219	(5)	10.6%

BCC(4)	1,515	6,560,219	(5)	0		6,560,219	(5)	0		6,560,219	(5)	10.6%

(1)	Fund V and Co-Investment V constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	All percentages in this table are based on (i) 60,442,973 shares of Common Stock of the Issuer outstanding as of July 25, 2014, plus (ii) shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) with respect to such Reporting Person.

(3)	Management V holds no shares of common stock directly. Management V is deemed to have beneficial ownership of common stock owned by Fund V and Co-Investment V due to its role as general partner of such funds. Investment and voting decisions by Management V are exercised by BCC as manager.
(4)	Due to its role as manager of Management V, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management V.
(5)	Includes 4,892,872 shares of Common Stock, Warrants exercisable for a total of 1,665,832 shares of Common Stock and 1,515 (reflecting the effect of the Reverse Split) shares of Common Stock acquired by BCC prior to the execution of the Purchase Agreement and directly owned by BCC.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 7.1 to the Statement)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 12, 2014

/s/ Carl Goldfischer

Carl Goldfischer, Managing Director

Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management V LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management V LLC, the general partner of Bay City Capital Fund V, L.P. and Bay City Capital Fund V Co-Investment Fund, L.P.

SCHEDULE 1

Members of Management V

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

BF5 GP Investors, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital Management V LLC

Kirby Bartlett

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Ross Bersot

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Lionel Carnot

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: Switzerland

Jeanne Cunicelli

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

William Gerber

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Douglass Given

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Robert Hopfner

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Judy Koh

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Dayton Misfeldt

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Partner of Bay City Capital LLC

Citizenship: U.S.A.

Members of BCC

PCP-BCC Acquisition, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital LLC

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Sanford Zweifach

694 Sausalito Blvd.

Sausalito, CA 94965

Principal Occupation: Chief Executive Officer of Ascendancy Healthcare

Citizenship: U.S.A.

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 7.1 to the Statement)